Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

The Board of Directors (“the Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (“the Committee”).

The Committee consists of four non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole Chairman of the Audit, Finance and Risk Committee March 6, 2017	John Floren President and Chief Executive Officer	Ian Cameron Senior Vice President, Finance and Chief Financial Officer

42    2016 Methanex Corporation Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

We have audited the accompanying consolidated statements of financial position of Methanex Corporation as of December 31, 2016 and December 31, 2015 and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Methanex Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Methanex Corporation as of December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Methanex Corporation’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2017 expressed an unqualified opinion on the effectiveness of Methanex Corporation’s internal control over financial reporting.

Chartered Professional Accountants

Vancouver, Canada

March 6, 2017

2016 Methanex Corporation Annual Report    43

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Methanex Corporation:

We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended and our report dated March 6, 2017 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants

Vancouver, Canada

March 6, 2017

44    2016 Methanex Corporation Annual Report

Consolidated Statements of Financial Position

(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2016	Dec 31 2015
ASSETS
Current assets:
Cash and cash equivalents	$223,890	$254,934
Trade and other receivables (note 3)	499,603	504,350
Inventories (note 4)	281,328	253,234
Prepaid expenses	20,846	19,560
	1,025,667	1,032,078
Non-current assets:
Property, plant and equipment (note 5)	3,117,469	3,158,782
Investment in associate (note 6)	197,402	224,165
Deferred income tax assets (note 15)	137,341	61,881
Other assets (note 7)	78,784	79,018
	3,530,996	3,523,846
	$4,556,663	$4,555,924
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$523,216	$508,639
Current maturities on long-term debt (note 8)	53,997	47,864
Current maturities on other long-term liabilities (note 9)	29,720	25,439
	606,933	581,942
Non-current liabilities:
Long-term debt (note 8)	1,502,209	1,488,026
Other long-term liabilities (note 9)	351,191	231,745
Deferred income tax liabilities (note 15)	290,980	285,638
	2,144,380	2,005,409
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2016 were 89,824,338 (2015 – 89,671,198)	511,465	509,464
Contributed surplus	2,568	2,426
Retained earnings	1,124,104	1,235,615
Accumulated other comprehensive loss	(41,302)	(27,776)
Shareholders’ equity	1,596,835	1,719,729
Non-controlling interests	208,515	248,844
Total equity	1,805,350	1,968,573
	$4,556,663	$4,555,924

Commitments and contingencies (notes 6 and 21)

See accompanying notes to consolidated financial statements.

Approved by the Board:

A. Terence Poole (Director)	John Floren (Director)

2016 Methanex Corporation Annual Report    45

Consolidated Statements of Income (Loss)

(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2016	2015
Revenue	$1,998,429	$2,225,602
Cost of sales and operating expenses (note 10)	(1,774,429)	(1,857,899)
Depreciation and amortization (note 10)	(228,054)	(194,849)
Gain on termination of terminal services agreement	–	65,000
Argentina gas settlement	32,500	–
Operating income	28,446	237,854
Earnings of associate (note 6)	19,930	51,842
Finance costs (note 11)	(90,060)	(69,859)
Finance income and other expenses	4,180	(6,487)
Income (loss) before income taxes	(37,504)	213,350
Income tax recovery (expense) (note 15):
Current	(54,677)	(5,487)
Deferred	63,956	(5,510)
	9,279	(10,997)
Net income (loss)	$(28,225)	$202,353
Attributable to:
Methanex Corporation shareholders	$(12,545)	$200,617
Non-controlling interests	(15,680)	1,736
	$(28,225)	$202,353
Income per share for the period attributable to Methanex Corporation shareholders:
Basic net income (loss) per common share (note 12)	$(0.14)	$2.21
Diluted net income (loss) per common share (note 12)	$(0.14)	$2.01
Weighted average number of common shares outstanding	89,783,883	90,647,860
Diluted weighted average number of common shares outstanding	89,783,883	91,345,723

See accompanying notes to consolidated financial statements.

46    2016 Methanex Corporation Annual Report

Consolidated Statements of Comprehensive Income (Loss)

(thousands of U.S. dollars)

For the years ended December 31	2016	2015
Net income (loss)	$(28,225)	$202,353
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 18)	153,863	(39,731)
Forward elements excluded from hedging relationship (note 18)	(174,078)	(2,826)
Change in fair value of interest rate swap contracts	–	(12)
Realized loss on interest rate swap contracts reclassified to finance costs	–	3,205
Items that will not be reclassified to income:
Actuarial losses on defined benefit pension plans (note 20(a))	(77)	(1,371)
Taxes on above items	6,597	13,427
	(13,695)	(27,308)
Comprehensive income (loss)	$(41,920)	$175,045
Attributable to:
Methanex Corporation shareholders	$(26,240)	$172,191
Non-controlling interests	(15,680)	2,854
	$(41,920)	$175,045

See accompanying notes to consolidated financial statements.

2016 Methanex Corporation Annual Report    47

Consolidated Statements of Changes in Equity

(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	–	–	–	200,617	–	200,617	1,736	202,353
Other comprehensive income (loss)	–	–	–	(1,063)	(27,363)	(28,426)	1,118	(27,308)
Compensation expense recorded for stock options	–	–	742	–	–	742	–	742
Issue of shares on exercise of stock options	290,802	3,927	–	–	–	3,927	–	3,927
Reclassification of grant-date fair value on exercise of stock options	–	1,119	(1,119)	–	–	–	–	–
Payments for shares repurchased	(2,946,091)	(16,604)	–	(129,679)	–	(146,283)	–	(146,283)
Dividend payments to Methanex Corporation shareholders ($1.08 per common share)	–	–	–	(97,221)	–	(97,221)	–	(97,221)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(22,554)	(22,554)
Equity contributions by non-controlling interests	–	–	–	–	–	–	1,700	1,700
Balance, December 31, 2015	89,671,198	$509,464	$2,426	$1,235,615	$(27,776)	$1,719,729	$248,844	$1,968,573
Net loss	–	–	–	(12,545)	–	(12,545)	(15,680)	(28,225)
Other comprehensive loss	–	–	–	(169)	(13,526)	(13,695)	–	(13,695)
Compensation expense recorded for stock options	–	–	637	–	–	637	–	637
Issue of shares on exercise of stock options	153,140	1,506	–	–	–	1,506	–	1,506
Reclassification of grant-date fair value on exercise of stock options	–	495	(495)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders ($1.10 per common share)	–	–	–	(98,797)	–	(98,797)	–	(98,797)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(24,674)	(24,674)
Equity contributions by non-controlling interests	–	–	–	–	–	–	25	25
Balance, December 31, 2016	89,824,338	$511,465	$2,568	$1,124,104	$(41,302)	$1,596,835	$208,515	$1,805,350

See accompanying notes to consolidated financial statements.

48    2016 Methanex Corporation Annual Report

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended December 31	2016	2015
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(28,225)	$202,353
Deduct earnings of associate	(19,930)	(51,842)
Dividends received from associate	47,325	75,720
Add (deduct) non-cash items:
Depreciation and amortization	228,054	194,849
Income tax expense (recovery)	(9,279)	10,997
Share-based compensation expense (recovery)	33,493	(21,989)
Finance costs	90,060	69,859
Other	1,559	382
Income taxes paid	(5,241)	(47,234)
Other cash payments, including share-based compensation	(23,505)	(19,018)
Cash flows from operating activities before undernoted	314,311	414,077
Changes in non-cash working capital (note 16)	(64,381)	(117,126)
	249,930	296,951
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	–	(146,283)
Dividend payments to Methanex Corporation shareholders	(98,797)	(97,221)
Interest paid	(82,965)	(82,275)
Net proceeds on issue of long-term debt	65,700	4,500
Repayment of long-term debt	(48,417)	(193,996)
Equity contributions by non-controlling interests	25	1,700
Cash distributions to non-controlling interests	(1,410)	(2,570)
Proceeds on issue of shares on exercise of stock options	1,506	3,927
Loan to associate	–	(31,176)
Finance leases	(5,144)	(3,984)
Changes in non-cash working capital related to financing activities (note 16)	(23,263)	(19,984)
	(192,765)	(567,362)
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(99,881)	(96,909)
Geismar plants under construction	–	(328,112)
Termination of terminal services agreement	–	65,000
Other assets	(66)	802
Changes in non-cash working capital related to investing activities (note 16)	11,738	(67,036)
	(88,209)	(426,255)
Decrease in cash and cash equivalents	(31,044)	(696,666)
Cash and cash equivalents, beginning of year	254,934	951,600
Cash and cash equivalents, end of year	$223,890	$254,934

See accompanying notes to consolidated financial statements.

2016 Methanex Corporation Annual Report    49

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

Year ended December 31, 2016

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 6, 2017.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. The Company also consolidates any special purpose entity where the substance of the relationship indicates the Company has control. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)) and income taxes (note 2(q)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash and cash equivalents:

Cash and cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and transportation.

50    2016 Methanex Corporation Annual Report

g) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs, including the impact of related cash flow hedges, incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery, excluding costs related to turnarounds, ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Assets under finance lease are depreciated to their estimated residual value based on the shorter of their useful lives and the lease term.

Impairment

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. Examples of such events or changes in circumstances include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant change in the long-term methanol price or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less cost to sell or its value in use. Value in use is determined by estimating the pre-tax cash flows expected to be generated from the asset or cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded for the difference that the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For purposes of recognition and measurement of an impairment writedown, the Company groups long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from sources that can be shared within a facility location, the Company groups assets based on site locations for the purpose of determining impairment.

2016 Methanex Corporation Annual Report    51

h) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

i) Leases:

Leasing contracts are classified as either finance or operating leases based on the substance of the contractual arrangement at inception date. A lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership of the leased asset. Where the contracts are classified as finance leases, upon initial recognition, the asset and liability are recorded at the lower of fair value and the present value of the minimum lease payments, net of executory costs. Finance lease payments are apportioned between interest expense and repayments of the liability. Where the contracts are classified as operating leases, they are not recognized in the Company’s consolidated statements of financial position and lease payments are charged to income as they are incurred on a straight line basis over the lease term.

j) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.

k) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.

l) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (“SARs”) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights (“TSARs”) give the holder the choice between exercising a regular stock option or a SAR. For

52    2016 Methanex Corporation Annual Report

SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant for grants prior to 2014 and in the range of 25% to 150% for subsequent grants based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest. For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 13.

m) Net income (loss) per common share:

The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.

The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 12.

n) Revenue recognition:

Revenue is recognized based on individual contract terms when the risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains risk of loss during shipment. For methanol sold on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

o) Financial instruments:

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

2016 Methanex Corporation Annual Report    53

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.

p) Fair value measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 18.

q) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate, including related interest and penalty charges. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

r) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

s) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

t) Anticipated changes to International Financial Reporting Standards:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) establishing a comprehensive framework for revenue recognition. The standard replaces IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations and is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

54    2016 Methanex Corporation Annual Report

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which eliminates the current operating/finance lease dual accounting model for lessees and replaces it with a single, on-balance sheet accounting model, similar to the current finance lease accounting. The standard replaces IAS 17, Leases (“IAS 17”) and related interpretations and is effective for annual periods beginning on or after January 1, 2019, with early application permitted. The Company has started an assessment of the impact of IFRS 16 on its consolidated financial statements. At this stage, the recognition of all leases on balance sheet is expected to increase the assets and liabilities on the Consolidated Statement of Financial Position upon adoption. In addition, the nature and timing of certain expenses related to leases previously classified as operating and presented in cost of sales and operating expenses will now change and be presented in depreciation and amortization and finance costs. As a result, the Company expects that adoption of IFRS 16 will significantly impact the consolidated financial statements. The Company has not yet decided whether it will use the optional exemptions available under the standard. Refer to note 21, commitments and contingencies, for operating lease commitments as at December 31, 2016 disclosed under IAS 17.

The Company does not expect that any other new or amended standards or interpretations that are effective as of January 1, 2017 will have a significant impact on the Company’s results of operations or financial position.

3. Trade and other receivables:

As at	Dec 31 2016	Dec 31 2015
Trade	$335,606	$263,156
Value-added and other tax receivables	63,738	78,893
Egypt gas contract recoveries(a)	41,578	88,000
Termination of terminal services agreement receivable	–	35,000
Other	58,681	39,301
	$499,603	$504,350

a) Egypt gas contract recoveries:

The natural gas supply agreement in Egypt has a mechanism whereby we are partially compensated when gas delivery shortfalls exceed a certain threshold. The receivable is secured by a combination of funds held in escrow and a bank guarantee. During the year ended December 31, 2016 the balance decreased due to the offsetting of a liability related to deferred natural gas payments which was recorded in trade, other payables and accrued liabilities as at December 31, 2015.

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2016 is $1,704 million (2015 – $1,830 million).

5. Property, plant and equipment:

	Buildings, plant installations and machinery	Plants under construction	Finance leases	Other	TOTAL
Cost at January 1, 2016	$4,521,835	$–	$121,849	$204,483	$4,848,167
Additions	35,644	–	87,800	74,303	197,747
Disposals and other	(7,663)	–	(3,389)	(5,908)	(16,960)
Cost at December 31, 2016	4,549,816	–	206,260	272,878	5,028,954
Accumulated depreciation at January 1, 2016	1,545,834	–	6,853	136,698	1,689,385
Disposals and other	(945)	–	–	(5,908)	(6,853)
Depreciation	207,651	–	11,704	9,598	228,953
Accumulated depreciation at December 31, 2016	1,752,540	–	18,557	140,388	1,911,485
Net book value at December 31, 2016	$2,797,276	$–	$187,703	$132,490	$3,117,469

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	Buildings, plant installations and machinery	Plants under construction	Finance leases	Other	TOTAL
Cost at January 1, 2015	$3,097,200	$996,015	$32,230	$194,430	$4,319,875
Additions	93,123	349,218	121,849	10,931	575,121
Disposals and other	(13,721)	–	(32,230)	(878)	(46,829)
Transfers	1,345,233	(1,345,233)	–	–	–
Cost at December 31, 2015	4,521,835	–	121,849	204,483	4,848,167
Accumulated depreciation at January 1, 2015	1,384,100	–	30,488	127,209	1,541,797
Disposals and other	(13,994)	–	(32,230)	–	(46,224)
Depreciation	175,728	–	8,595	9,489	193,812
Accumulated depreciation at December 31, 2015	1,545,834	–	6,853	136,698	1,689,385
Net book value at December 31, 2015	$2,976,001	$–	$114,996	$67,785	$3,158,782

Included in finance leases as at December 31, 2016 are capitalized costs related to a methanol terminal and storage tanks in Geismar, Louisiana, an oxygen production facility in Trinidad, and two ocean going vessels which the Company took delivery of in 2016 (note 9).

Included in the ‘Other’ category of property, plant and equipment as at December 31, 2016 are ocean going vessels, two of which the Company took delivery of in 2016, owned through less than wholly-owned entities under the Company’s control with a net book value of $114.2 million (2015 – $50.4 million).

6. Interest in Atlas joint venture:

a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (“Atlas”). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2016	Dec 31 2015
Cash and cash equivalents	$15,530	$57,620
Other current assets[1]	45,219	45,854
Non-current assets	324,297	332,072
Current liabilities[1]	(24,783)	(30,440)
Other long-term liabilities, including current maturities	(168,253)	(169,681)
Net assets at 100%	192,010	235,425
Net assets at 63.1%	121,158	148,553
Long-term receivable from Atlas[1]	76,244	75,612
Investment in associate	$197,402	$224,165

Consolidated statements of income for the years ended December 31	2016	2015
Revenue[1]	$213,533	$373,034
Cost of sales and depreciation and amortization	(145,126)	(233,790)
Operating income	68,407	139,244
Finance costs, finance income and other expenses	(12,771)	(9,378)
Income tax expense	(24,052)	(47,707)
Net earnings at 100%	31,584	82,159
Earnings of associate at 63.1%	19,930	51,842
Dividends received from associate	$47,325	$75,720

[1]	Includes related party transactions between Atlas and the Company (see note 22).

b) Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005 to 2010 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

56    2016 Methanex Corporation Annual Report

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

7. Other assets:

As at	Dec 31 2016	Dec 31 2015
Restricted cash	$35,386	$33,253
Chile VAT receivable	23,406	21,958
Investment in Carbon Recycling International	4,502	4,502
Defined benefit pension plans (note 20)	5,862	4,392
Other	9,628	14,913
	$78,784	$79,018

8. Long-term debt:

As at	Dec 31 2016	Dec 31 2015
Unsecured notes
(i) 3.25% due December 15, 2019	$347,126	$346,289
(ii) 5.25% due March 1, 2022	247,685	247,360
(iii) 4.25% due December 1, 2024	296,529	296,219
(iv) 5.65% due December 1, 2044	295,084	295,031
	1,186,424	1,184,899
Egypt limited recourse debt facilities	288,515	330,003
Other limited recourse debt facilities	81,267	20,988
Total long-term debt[1]	1,556,206	1,535,890
Less current maturities	(53,997)	(47,864)
	$1,502,209	$1,488,026

[1]	Total debt is presented net of discounts and deferred financing fees of $17.8 million as at December 31, 2016 (2015 – $20.9 million).

The Egypt limited recourse debt facilities have interest payable semi-annually with rates based on LIBOR plus a spread ranging from 0.9% to 1.6% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.

Other limited recourse debt facilities relate to financing for certain of our ocean going vessels which we own through less than wholly-owned entities under the Company’s control. Other limited recourse debt facilities have remaining terms of three to five years with principal and interest payable quarterly with rates based on LIBOR plus a spread ranging from 0.75% to 2.5% per annum. During the year ended December 31, 2016 the Company drew down $65.7 million on these facilities.

For the year ended December 31, 2016, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.0 million (2015 – $3.2 million).

The minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Limited recourse debt facilities	Unsecured notes	Total
2017	$53,997	$–	$53,997
2018	57,072	–	57,072
2019	60,100	350,000	410,100
2020	62,115	–	62,115
2021	109,462	–	109,462
Thereafter	31,280	850,000	881,280
	$374,026	$1,200,000	$1,574,026

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The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding entities which we control but do not fully own, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company maintains a $300 million committed revolving credit facility with a syndicate of highly rated financial institutions that expires in December 2019. During the year ended December 31, 2016, the Company amended the credit facility to allow for relief, if required, of the interest coverage ratio covenant through the end of 2017. Significant covenants and default provisions under this facility include:

a)	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 55%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b)	a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

c)	a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of December 31, 2016, the Egypt cash balance on a 100% ownership basis was $46 million. The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2016, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

9. Other long-term liabilities:

As at	Dec 31 2016	Dec 31 2015
Site restoration costs(a)	$30,512	$29,892
Finance lease obligations(b)	201,268	120,896
Share-based compensation liability (note 13)	53,725	38,615
Cash flow hedges (note 18)	68,664	42,653
Defined benefit pension plans (note 20)	22,403	20,072
Other	4,339	5,056
	380,911	257,184
Less current maturities	(29,720)	(25,439)
	$351,191	$231,745

58    2016 Methanex Corporation Annual Report

a) Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2016, the total undiscounted amount of estimated cash flows required to settle the liabilities was $41.1 million (2015 – $40.1 million). The movement in the provision during the year is explained as follows:

	2016	2015
Balance at January 1	$29,892	$23,830
New or revised provisions	51	5,643
Accretion expense	569	419
Balance at December 31	$30,512	$29,892

b) Finance lease obligations:

As at December 31, 2016, the Company has finance lease obligations related to a methanol terminal and storage tanks in Geismar, Louisiana, an oxygen production facility in Trinidad, and two ocean-going vessels which were delivered in 2016. Total finance lease payments for 2016 of $24.4 million include an interest component of $19.3 million.

Finance lease obligations are payable as follows:

	Lease payments	Interest component	Finance lease obligations
2017	$28,799	$22,758	$6,041
2018	29,169	22,203	6,966
2019	29,543	21,540	8,003
2020	29,924	20,755	9,169
2021	30,312	19,830	10,482
Thereafter	264,086	103,479	160,607
	$411,833	$210,565	$201,268

10. Expenses:

For the years ended December 31	2016	2015
Cost of sales	$1,533,915	$1,723,561
Selling and distribution	408,893	298,994
Administrative expenses	59,675	30,193
Total expenses by function	$2,002,483	$2,052,748
Cost of raw materials and purchased methanol	$1,140,551	$1,393,032
Ocean freight and other logistics	351,609	253,394
Employee expenses, including share-based compensation	204,762	113,627
Other expenses	77,507	97,846
Cost of sales and operating expenses	1,774,429	1,857,899
Depreciation and amortization	228,054	194,849
Total expenses by nature	$2,002,483	$2,052,748

For the year ended December 31, 2016 we recorded a share-based compensation expense of $33.5 million (2015 – recovery of $22.0 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.

11. Finance costs:

For the years ended December 31	2016	2015
Finance costs	$90,060	$90,965
Less capitalized interest	–	(21,106)
	$90,060	$69,859

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Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees and accretion expense associated with site restoration costs. Capitalized interest relates to interest costs capitalized for the Geismar project which was completed in 2015.

12. Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the year ended December 31, 2016, and no adjustment was required for the numerator or the denominator. For the year ended December 31, 2015, the equity-settled method was more dilutive and an adjustment was required for both the numerator and the denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2016, the Company incurred a net loss attributable to Methanex shareholders and therefore exclusion of the stock options was more dilutive. For the year ended December 31, 2015, stock options were considered dilutive so an adjustment was required for the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

For the years ended December 31	2016	2015
Numerator for basic net income (loss) per common share	$(12,545)	$200,617
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	–	(11,586)
Equity-settled expense	–	(5,308)
Numerator for diluted net income (loss) per common share	$(12,545)	$183,723

A reconciliation of the denominator used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

For the years ended December 31	2016	2015
Denominator for basic net income (loss) per common share	89,783,883	90,647,860
Effect of dilutive stock options	–	274,961
Effect of dilutive TSARs	–	422,902
Denominator for diluted net income (loss) per common share	89,783,883	91,345,723

For the years ended December 31, 2016 and 2015, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2016	2015
Basic net income (loss) per common share	$(0.14)	$2.21
Diluted net income (loss) per common share	$(0.14)	$2.01

13. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2016, the Company had 596,897 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

60    2016 Methanex Corporation Annual Report

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant. SARs and TSARs units outstanding at December 31, 2016 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59
Granted	284,273	55.40	416,605	55.39
Exercised	(94,037)	32.21	(30,300)	31.82
Cancelled	(16,275)	58.88	(9,525)	60.90
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73
Granted	375,500	34.59	574,600	34.59
Exercised	(73,291)	27.43	(212,505)	25.38
Cancelled	(49,932)	49.77	(54,949)	52.55
Outstanding at December 31, 2016	1,511,485	$42.68	2,416,111	$42.10

Information regarding the SARs and TSARs outstanding as at December 31, 2016 is as follows:

	Units outstanding at December 31, 2016			Units exercisable at December 31, 2016

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$25.22 to $35.51	3.8	758,199	$31.97	391,499	$29.51
$38.24 to $73.13	4.2	753,286	53.46	507,159	50.31
	4.0	1,511,485	$42.68	898,658	$41.25
TSARs
$25.22 to $35.51	3.8	1,225,430	$32.19	654,930	$30.09
$38.24 to $73.13	4.1	1,190,681	52.30	835,245	48.91
	3.9	2,416,111	$42.10	1,490,175	$40.64

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2016 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2016	2015
Risk-free interest rate	1.0%	0.8%
Expected dividend yield	2.5%	3.3%
Expected life of SARs and TSARs (years)	1.4	1.3
Expected volatility	41%	43%
Expected forfeitures	0.2%	0.2%
Weighted average fair value (USD per share)	$10.19	$4.21

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income (loss) for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2016 was $40.7 million compared with the recorded liability of $36.7 million. The difference between the fair value and the recorded liability of $4.0 million will be recognized over the weighted average remaining vesting period of approximately 1.66 years.

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For the year ended December 31, 2016, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $26.9 million (2015 – recovery of $16.8 million). This included an expense of $20.0 million (2015 – recovery of $26.1 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding as at December 31, 2016 are as follows:

	Number of deferred shareunits	Number of restricted shareunits	Number of performance share units
Outstanding at December 31, 2014	302,158	30,365	798,944
Granted	7,196	6,400	169,990
Granted performance factor[1]	–	–	71,100
Granted in lieu of dividends	7,878	760	15,508
Redeemed	(31,416)	(23,661)	(426,598)
Cancelled	–	–	(18,366)
Outstanding at December 31, 2015	285,816	13,864	610,578
Granted	8,269	11,500	261,760
Granted performance factor[1]	–	–	55,592
Granted in lieu of dividends	8,430	773	18,082
Redeemed	(51,498)	(7,488)	(355,415)
Cancelled	–	–	(18,325)
Outstanding at December 31, 2016	251,017	18,649	572,272

[1]	Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The performance factor is measured based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income (loss) for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2016 was $18.6 million compared with the recorded liability of $16.9 million. The difference between the fair value and the recorded liability of $1.7 million will be recognized over the weighted average remaining vesting period of approximately 1.67 years.

For the year ended December 31, 2016, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $6.0 million (2015 – recovery of $5.9 million). This included an expense of $2.8 million (2015 – recovery of $16.4 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

62    2016 Methanex Corporation Annual Report

Common shares reserved for outstanding incentive stock options as at December 31, 2016 and 2015 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2014	699,261	$21.90
Granted	55,917	55.66
Exercised	(286,781)	13.72
Cancelled	(7,200)	61.50
Expired	(12,690)	28.43
Outstanding at December 31, 2015	448,507	$30.52
Granted	75,500	34.59
Exercised	(153,140)	9.80
Cancelled	(14,100)	44.04
Expired	(12,000)	6.33
Outstanding at December 31, 2016	344,767	$40.91

Information regarding the stock options outstanding as at December 31, 2016 is as follows:

	Options outstanding at December 31, 2016			Options exercisable at December 31, 2016

Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$25.22 to $35.51	3.2	193,950	$31.43	122,550	$29.59
$38.24 to $73.13	4.1	150,817	53.10	103,239	49.77
	3.6	344,767	$40.91	225,789	$38.82

For the year ended December 31, 2016, compensation expense related to stock options was $0.6 million (2015 – $0.7 million).

14. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2016 and 2015, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South Korea	South America	Canada	Other Asia	TOTAL
2016	$518,499	$403,879	$359,476	$257,658	$179,287	$109,706	$169,924	$1,998,429
2015[1]	$361,260	$480,010	$464,588	$326,881	$266,019	$135,541	$191,303	$2,225,602

[1]	2015 revenue has been reallocated between geographic regions to better reflect the geography of the end customer.

As at December 31, 2016 and 2015, the net book value of property, plant and equipment by country was as follows:

Property, plant and equipment	United States	Egypt	New Zealand	Trinidad	Canada	Chile	Other	TOTAL
2016	$1,468,283	$742,446	$261,482	$176,256	$154,982	$108,065	$205,955	$3,117,469
2015	$1,545,909	$778,106	$287,323	$200,575	$160,557	$127,948	$58,364	$3,158,782

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15. Income and other taxes:

a) Income tax expense:

For the years ended December 31	2016	2015
Current tax recovery (expense):
Current period before undernoted items	$(44,743)	$(1,964)
Impact of Argentina gas settlement and termination of terminal services agreement	(7,800)	(3,900)
Adjustments to prior years	(2,134)	377
	(54,677)	(5,487)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	82,838	21,931
Impact of Argentina gas settlement and termination of terminal services agreement	(3,575)	(4,550)
Derecognition of non-capital loss carryforwards	(17,861)	(16,875)
Adjustments to prior years	1,667	(472)
Change in tax rate	–	(1,848)
Other	887	(3,696)
	63,956	(5,510)
Total income tax recovery (expense)	$9,279	$(10,997)

b) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income (loss) before income taxes as follows:

For the years ended December 31	2016	2015
Income (loss) before income taxes	$(37,504)	$213,350
Deduct earnings of associate	(19,930)	(51,842)
	(57,434)	161,508
Canadian statutory tax rate	26.5%	26.0%
Income tax recovery (expense) calculated at Canadian statutory tax rate	15,220	(41,992)
Increase (decrease) in income tax recovery resulting from:
Impact of income and losses taxed in foreign jurisdictions	34,857	50,877
Derecognition of non-capital loss carryforwards	(17,861)	(16,875)
Unrecognised non-capital loss carryforwards	(16,526)	–
Previously unrecognized loss carryforwards and temporary differences	10,058	3,449
Impact of foreign exchange	(4,332)	(8,969)
Other business taxes	(5,404)	(3,700)
Adjustments to prior years	(467)	(95)
Other	(6,266)	6,308
Total income tax recovery (expense)	$9,279	$(10,997)

64    2016 Methanex Corporation Annual Report

c) Net deferred income tax liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets are as follows:

As at	Dec 31 2016			Dec 31 2015

	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	$(419,982)	$(197,931)	$(222,051)	$(220,557)	$10,685	$(231,242)
Repatriation taxes	(85,364)	–	(85,364)	(81,285)	–	(81,285)
Other	(19,956)	(4,981)	(14,975)	(26,711)	(5,972)	(20,739)
	(525,302)	(202,912)	(322,390)	(328,553)	4,713	(333,266)
Non-capital loss carryforwards	280,931	280,931	–	49,023	31,159	17,864
Share-based compensation	8,590	935	7,655	8,163	728	7,435
Other	82,142	58,387	23,755	47,610	25,281	22,329
	371,663	340,253	31,410	104,796	57,168	47,628
Net deferred income tax assets (liabilities)	$(153,639)	$137,341	$(290,980)	$(223,757)	$61,881	$(285,638)

The Company recognizes deferred income tax assets to the extent that it is probable that the benefit of these assets will be realized. As at December 31, 2016, the Company had $153 million (2015 – $75 million) of unrecognized non-capital loss carryforwards in Egypt that expire in 2017-2021 and $415 million (2015 – $446 million) of deductible temporary differences in the United States that have not been recognized.

(ii) Analysis of the change in deferred income tax liabilities:

	2016			2015

	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(223,757)	$61,881	$(285,638)	$(233,225)	$30,167	$(263,392)
Deferred income tax recovery (expense) included in net income (loss)	63,956	69,110	(5,154)	(5,510)	17,687	(23,197)
Deferred income tax recovery (expense) included in other comprehensive income (loss)	6,597	6,364	233	13,427	14,075	(648)
Other	(435)	(14)	(421)	1,551	(48)	1,599
Balance, December 31	$(153,639)	$137,341	$(290,980)	$(223,757)	$61,881	$(285,638)

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16. Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2016 and 2015 are as follows:

For the years ended December 31	2016	2015
Decrease (increase) in non-cash working capital:
Trade and other receivables	$4,747	$(99,987)
Inventories	(28,094)	53,568
Prepaid expenses	(1,286)	3,577
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	14,577	(108,779)
	(10,056)	(151,621)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(65,850)	(52,525)
Changes in non-cash working capital	$(75,906)	$(204,146)
These changes relate to the following activities:
Operating	$(64,381)	$(117,126)
Financing	(23,263)	(19,984)
Investing	11,738	(67,036)
Changes in non-cash working capital	$(75,906)	$(204,146)

17. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk and to return excess cash through a combination of dividends and share repurchases.

As at	Dec 31 2016	Dec 31 2015
Liquidity:
Cash and cash equivalents	$223,890	$254,934
Undrawn credit facilities	300,000	400,000
Total liquidity	$523,890	$654,934
Capitalization:
Unsecured notes	$1,186,424	$1,184,899
Limited recourse debt facilities, including current portion	369,782	350,991
Total debt	1,556,206	1,535,890
Non-controlling interests	208,515	248,844
Shareholders’ equity	1,596,835	1,719,729
Total capitalization	$3,361,556	$3,504,463
Total debt to capitalization[1]	46%	44%
Net debt to capitalization[2]	42%	39%

[1]	Total debt (including 100% of Egypt limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The undrawn credit facility in the amount of $300 million is provided by highly rated financial institutions, expires in December 2019 and is subject to certain financial covenants (note 8).

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18. Financial instruments:

Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company’s assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign currency denominated transactions.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2016	Dec 31 2015
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$7,024	$1,228
Financial assets not measured at fair value:
Cash and cash equivalents	223,890	254,934
Trade and other receivables, excluding tax receivable	479,272	482,585
Project financing reserve accounts included in other assets	35,386	33,253
Total financial assets[2]	$745,572	$772,000
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$68,664	$42,653
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	449,213	456,730
Long-term debt, including current portion	1,556,206	1,535,890
Total financial liabilities	$2,074,083	$2,035,273

[1]	The Geismar 2 natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2016, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which are recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all the Company’s derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.

Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

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Natural gas forward contracts

The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America at the Henry Hub. Other costs incurred to transport natural gas from the Henry Hub to the Geismar 2 site represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2016.

As at December 31, 2016, the Company had outstanding forward contracts designated as cash flow hedges relating to Geismar with a notional amount of $484 million (2015 – $517 million) and a net negative fair value of $61.9 million (2015 – $42.7 million) included in other long-term liabilities and trade and other receivables. As at December 31, 2016, the forward contracts had an average contract price of $3.68 per mmbtu (2015 – $3.63 per mmbtu).

Forward exchange contracts

The Company also designates as cash flow hedges forward exchange contracts to sell certain foreign currencies at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign currency denominated transactions. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2016.

As at December 31, 2016, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euros at a fixed U.S. dollar exchange rate with a notional amount of 92 million euros (2015 – 35 million euros) and a positive fair value of $0.3 million (2015 – $1.2 million) included in current assets.

Fair value liabilities

The table below shows net cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contractual payment dates. The amounts reflect the maturity profile of the fair value liabilities and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2016	Dec 31 2015
Within one year	$–	$5,073
1-3 years	8,481	10,637
3-5 years	18,962	8,570
More than 5 years	56,029	27,536
	$83,472	$51,816

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of

68    2016 Methanex Corporation Annual Report

derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $7.0 million as at December 31, 2016 (2015 – $1.2 million).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	Dec 31 2016		Dec 31 2015

	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$1,568,822	$1,538,543	$1,550,903	$1,449,523

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

19. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly, it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and Chile. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has a multi-year fixed price natural gas supply contract to supply one production facility in North America, natural gas forward contracts to hedge natural gas purchases in Geismar and natural gas forward supply contracts at fixed prices to manage its exposure to natural gas price risk in Medicine Hat.

2016 Methanex Corporation Annual Report    69

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long-term debt obligations.

As at	Dec 31 2016	Dec 31 2015
Fixed interest rate debt:
Unsecured notes	$1,186,424	$1,184,899
	$1,186,424	$1,184,899
Variable interest rate debt:
Egypt limited recourse debt facilities	$288,515	$330,003
Other limited recourse debt facilities	81,267	20,988
	$369,782	$350,991

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 18) of approximately $80.2 million as of December 31, 2016 (2015 – $80.3 million).

The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt, a 1% change in LIBOR would result in a change in annual interest payments of $3.7 million as of December 31, 2016 (2015 – $3.5 million).

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2016, the Company had a net working capital asset of $75.3 million in non U.S. dollar currencies (2015 – $66.6 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7.5 million (2015 – $6.7 million).

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b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2016, the Company had $224 million of cash and cash equivalents. In addition, the Company has an undrawn credit facility of $300 million provided by highly rated financial institutions that expires in December 2019.

In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2016	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables[1]	$442,156	$442,156	$442,156	$–	$–	$–
Finance lease obligations	201,268	411,833	28,799	58,712	60,236	264,086
Long-term debt[2]	1,556,206	2,292,168	117,997	592,379	268,578	1,313,214
Cash flow hedges	68,664	83,472	–	8,481	18,962	56,029
	$2,268,294	$3,229,629	$588,952	$659,572	$347,776	$1,633,329

[1]	Excludes tax and accrued interest.

[2]	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2016.

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2016 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

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20. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2016	Dec 31 2015
Accrued benefit obligations:
Balance, beginning of year	$55,966	$64,346
Current service cost	1,677	1,615
Interest cost on accrued benefit obligations	2,269	2,361
Benefit payments	(2,570)	(2,369)
Settlements	–	–
Actuarial loss (gain)	2,393	(544)
Foreign exchange loss (gain)	1,036	(9,443)
Balance, end of year	60,771	55,966
Fair values of plan assets:
Balance, beginning of year	40,286	48,165
Interest income on assets	1,553	1,646
Contributions	2,722	1,429
Benefit payments	(2,570)	(2,369)
Settlements	–	–
Return on plan assets	2,345	(1,626)
Foreign exchange loss	(106)	(6,959)
Balance, end of year	44,230	40,286
Unfunded status	16,541	15,680
Minimum funding requirement	–	–
Defined benefit obligation, net	$16,541	$15,680

The Company has an unfunded retirement obligation of $22.4 million as at December 31, 2016 (2015 – $20.0 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $5.1 million in 2017. Actual benefit payments in future periods will fluctuate based on employee retirements.

The Company has a net funded retirement asset of $5.7 million as at December 31, 2016 (2015 – $3.7 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.2 million as at December 31, 2016 (2015 – $0.6 million) in Europe. The Company estimates that it will make additional contributions relating to its defined benefit pension plan in Canada of $0.8 million in 2017.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 10 years.

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The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2016 and 2015 is as follows:

For the years ended December 31	2016	2015
Net defined benefit pension plan expense:
Current service cost	$1,677	$1,615
Net interest cost	715	715
Cost of settlement	–	–
	$2,392	$2,330

The Company’s current year actuarial gains, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2016 and 2015, are as follows:

For the years ended December 31	2016	2015
Actuarial (loss) gain	$(77)	$(1,371)
Minimum funding requirement	–	–
Actuarial (loss) gain, net	$(77)	$(1,371)

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2016 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2019.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2016, the weighted average discount rate for the defined benefit obligation was 3.7% (2015 – 4.0%). A decrease of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in an increase to the defined benefit obligation of approximately $5.8 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2016 and 2015 is as follows:

As at	Dec 31 2016	Dec 31 2015
Equity securities	49%	47%
Debt securities	27%	30%
Cash and other short-term securities	24%	23%
Total	100%	100%

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair values of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2016 was $7.6 million (2015 – $6.7 million).

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21. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements up to 2035. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2016

2017	2018	2019	2020	2021	Thereafter
$ 472,455	$ 415,791	$ 324,298	$ 265,198	$ 239,599	$ 1,069,694

In the above table, the Company has included natural gas commitments at the contractual volume and prices.

b) Argentina natural gas supply contracts:

Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile pursuant to long-term gas supply agreements. The Company has not received natural gas under these long-term agreements since 2007 and therefore potential future purchase obligations have been excluded from the table above.

c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

As at December 31, 2016

2017	2018	2019	2020	2021	Thereafter
$ 105,703	$ 89,882	$ 76,371	$ 60,206	$ 47,294	$ 197,111

The minimum lease payments relate to the right of use of the leased asset and exclude non-lease elements such as the reimbursement of operating costs.

For the year ended December 31, 2016, the Company recognized as an expense $165.1 million (2015 – expense of $160.7 million) relating to operating lease payments. The expense recognized includes amounts related to leased assets and the reimbursement of operating costs for time charter vessels.

d) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2016, the Company also had commitments to purchase methanol from other suppliers for approximately 1.0 million tonnes for 2017 and 1.1 million tonnes thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

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22. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2016	Dec 31 2015
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. (“Methanex Egypt”)	Egypt	Production	50%	50%
Methanex Chile S.A.	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex U.S.A. LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Company Limited[2]	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[1]	Trinidad	Production	63.1%	63.1%

[1]	Summarized financial information for the group’s investment in Atlas is disclosed in note 6.

[2]	Waterfront Shipping Company Limited has a controlling interest in multiple ocean going vessels owned through less than wholly-owned entities as disclosed in note 23.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2016 of $214 million (2015 – $373 million) is a related party transaction as the Company has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2016 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $7 million (2015 – $5 million), and payables to Atlas of $55 million (2015 – $72 million). The Company has total loans outstanding to Atlas as at December 31, 2016 of $76 million (2015 – $76 million) which are unsecured and due at maturity.

Remuneration of non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2016	2015
Short-term employee benefits	$5,315	$6,761
Post-employment benefits	650	411
Other long-term employee benefits	47	42
Share-based compensation expense (recovery)	16,172	(11,682)
Total	$22,184	$(4,468)

2016 Methanex Corporation Annual Report    75

23. Non-controlling interests:

Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at	Dec 31 2016			Dec 31 2015
	Methanex Egypt	Other[1]	Total	Methanex Egypt	Other[1]	Total
Current assets	$155,422	$12,123	$167,545	$231,060	$10,287	$241,347
Non-current assets	746,202	116,314	862,516	777,621	52,149	829,770
Current liabilities	(177,088)	(14,622)	(191,710)	(178,775)	(6,821)	(185,596)
Non-current liabilities	(339,369)	(84,540)	(423,909)	(359,328)	(27,827)	(387,155)
Net assets	385,167	29,275	414,442	470,578	27,788	498,366
Carrying amount of Methanex non-controlling interests	$188,099	$20,416	$208,515	$229,432	$19,412	$248,844

For the years ended December 31		2016			2015
	Methanex Egypt	Other[1]	Total	Methanex Egypt	Other[1]	Total
Revenue	$111,728	$26,148	$137,876	$31,237	$17,892	$49,129
Net income (loss)	(79,963)	4,781	(75,182)	(51,766)	4,384	(47,382)
Other comprehensive income	–	–	–	2,235	–	2,235
Total comprehensive income (loss)	(79,963)	4,781	(75,182)	(49,531)	4,384	(45,147)
Net income (loss) allocated to Methanex non-controlling interests	(18,069)	2,389	(15,680)	(456)	2,192	1,736
Other comprehensive income allocated to non-controlling interests	–	–	–	1,118	–	1,118
Equity contributions by non-controlling interests	$–	$25	$25	$–	$1,700	$1,700
Distributions paid and accrued to non-controlling interests	$(23,264)	$(1,410)	$(24,674)	$(19,984)	$(2,570)	$(22,554)

For the years ended December 31		2016			2015
	Methanex Egypt	Other[1]	Total	Methanex Egypt	Other[1]	Total
Cash flows from (used in) operating activities	$(728)	$17,718	$16,990	$14,903	$9,288	$24,191
Cash flows from (used in) financing activities	(48,192)	55,891	7,699	(51,010)	(4,245)	(55,255)
Cash flows from (used in) investing activities	$(4,637)	$(70,516)	$(75,153)	$(1,604)	$(5,424)	$(7,028)

[1]	Other is comprised of multiple ocean going vessels controlled by Waterfront Shipping Company Limited through less than wholly-owned entities.

76    2016 Methanex Corporation Annual Report